Exhibit 12.01

XCEL ENERGY INC.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	September 30,	December 31,
	2007	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$739,806	$773,871	$693,024	$701,207	$706,720	$805,063
Add:
Fixed charges	400,621	504,943	485,922	481,331	497,023	466,070
Deduct:
Undistributed equity in earnings (loss) of unconsolidated affiliates	1,632	2,775	712	3,342	4,833	(2,644)
Earnings as defined	1,138,795	1,276,039	1,178,234	1,179,196	1,198,910	1,273,777

Fixed Charges:
Interest charges within rental expense	390,407	486,892	463,195	458,272	448,672	400,629
Interest component of leases	10,214	18,051	22,727	23,059	25,620	27,097
Preference security dividend requirements of consolidated subsidiaries		—	—	—	22,731	38,344
Total fixed charges	$400,621	504,943	485,922	481,331	497,023	466,070

Ratio of earnings to fixed charges	2.8	2.5	2.4	2.4	2.4	2.7